Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025
AND

DECLARATION OF A FINAL CASH DIVIDEND

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the year ended December 31, 2025 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FISCAL YEAR 2025

•	Gross transaction value (GTV)[1] was RMB3,183.3 billion for the year ended December 31, 2025, representing a decrease of 5.0% from RMB3,349.4 billion in 2024. GTV of existing home transactions was RMB2,151.5 billion for the year ended December 31, 2025, representing a decrease of 4.2% from RMB2,246.5 billion in 2024. GTV of new home transactions was RMB890.9 billion for the year ended December 31, 2025, representing a decrease of 8.2% from RMB970.0 billion in 2024.

•	Net revenues were RMB94.6 billion for the year ended December 31, 2025, representing an increase of 1.2% from RMB93.5 billion in 2024.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income was RMB2,991 million for the year ended December 31, 2025, compared to RMB4,078 million in 2024. Adjusted net income[2] was RMB5,017 million for the year ended December 31, 2025, compared to RMB7,211 million in 2024.

•	Number of stores was 61,139 as of December 31, 2025, an 18.5% increase from 51,573 as of December 31, 2024. Number of active stores[3] was 58,376 as of December 31, 2025, a 17.5% increase from 49,693 as of December 31, 2024.

•	Number of agents was 523,009 as of December 31, 2025, a 4.6% increase from 499,937 as of December 31, 2024. Number of active agents[4] was 445,632 as of December 31, 2025, relatively flat compared with one year ago.

•	Mobile monthly active users (MAU)5 averaged 43.8 million in the fourth quarter of 2025, compared to 43.2 million in the same period of 2024.

2	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

3	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2025, in response to the evolving consumer demand for residential services, we consistently optimized our business model and resource allocation with a focus on customer value, while driving improvements in operational efficiency. Benefiting from further diversification of the business structure and increased online penetration of home transaction services industry, our net revenues in 2025 remained resilient amidst a volatile external environment, representing a year-over-year increase of 1.2%. Notably, the GTV for both existing and new home transaction services outperformed the industry in 2025 in terms of year-over-year performance. Profitability for home renovation and furnishing, as well as home rental services, continued to improve, achieving a significant narrowing of operating loss and full-year profitability at the operating level, respectively. The cost and expense structure was further optimized, with the ratio of operating expenses to net revenues decreasing by 1.4 percentage points year-over-year in 2025.

Furthermore, we continued to enhance our shareholder return initiatives. In 2025, we have repurchased shares with an aggregate consideration of approximately US$921.1 million. Combined with the declared final cash dividend of approximately US$0.3 billion, the total shareholder return for 2025 reached approximately US$1.2 billion, representing a year-over-year increase of over 9%.

Existing home transaction services

In 2025, the total number of existing home sales facilitated by Lianjia and connected stores reached a record high, representing an 11.2% year-over-year increase. Impacted by market volatility, net revenues from existing home transaction services decreased by 11.3% year-over-year to RMB25.0 billion. Notably, revenues derived from platform service, franchise service and other value-added services under the existing home segment remained generally stable year-over-year, demonstrating the resilience of our platform-based model. On the platform side, we further expanded our network of high-quality stores and agents while focusing on enhancing the operating efficiency of service providers and the platform. As of the end of 2025, the number of active connected stores and active connected agents increased by 21.3% and 7.2% year-over-year, respectively, with existing home sales volume per active connected agent rising by 6% year-over-year. For our self-owned brand Lianjia , we focused on optimizing the store-to-agent structure to mitigate operational risks. Driven by improved operating efficiency, the contribution margin of our existing home transaction services remained stable year-over-year in the fourth quarter of 2025 and increased by 1.5 percentage points sequentially, notwithstanding the fluctuations in revenue.

Amidst the growing trend of increasing customer demands for diversified and specialized professional services in housing transaction, we continued to refine our business workflows and product designs. By upgrading our lead distribution mechanisms and driving the transition of agents toward specialized roles, we have strengthened our decision-making support for both homeowners and home buyers, thereby enhancing the overall customer experience.

Leveraging our proprietary domain data and extensive business scenarios, we have established a Human-AI collaborative model to drive improvements in customer experience and agent productivity. For instance, we utilize intelligent marketing assistants to enhance front-end lead acquisition efficiency, while empowering managers with digital tools to accurately identify high-intent customers, thereby accelerating conversion and transaction closure.

New home transaction services

In 2025, GTV from our new home transaction services decreased by 8.2% year-over-year, outperforming the market amidst overall industry pressure. Net revenues from new home transaction services were RMB30.6 billion, down 9.1% year-over-year. Driven by continuous improvements in operating efficiency, the contribution margin for new home transaction services increased by 0.2 percentage point year-over-year to 25.0% for the full year, and further expanded to 28.3% in the fourth quarter.

Regarding project management and developer collaborations, while steadily expanding our coverage of collaborative projects, we focused on optimizing our project mix by concentrating our sales resources on high-quality developments. This strategy allows us to deliver more deterministic sales value to our partners. Furthermore, by leveraging the multi-dimensional data analytics of our AI assistant, “Qianji,” we have enhanced the professionalism of our business development teams in negotiations with developers, thereby strengthening partnership stickiness.

Regarding lead conversion, we continued to deepen the synergy with our existing home and rental segments, identifying and activating the dormant leads within our platform ecosystem. Furthermore, we empowered agents with “Qianzhi,” our AI agent, to achieve more efficient matching between new home projects and customer needs through demand analysis and AI-assisted property presentations.

Meanwhile, we continued to strengthen our cash collection management and risk control. Consequently, the accounts receivable turnover days for new home transactions in the fourth quarter of 2025 were shortened to 44 days from 54 days in the previous quarter.

Home renovation and furnishing services

In 2025, we continued to optimize the business structure of our home renovation and furnishing services and proactively managed our operating tempo, with a strategic focus on enhancing operating quality, risk management, and underlying service capabilities. In 2025, net revenues for this segment reached RMB15.4 billion, representing a year-over-year increase of 4.4%. By optimizing our core cost structures, we achieved a notable improvement in profitability: the contribution margin expanded from 30.7% in 2024 to 31.4% in 2025. Consequently, operating losses for the full year narrowed substantially.

We strive to build professional service capabilities that can be replicated at scale within our home renovation and furnishing services. On the product and design front, we have developed a modular product system. By leveraging modular showrooms and intelligent BIM design tools, as well as a more precise lead distribution mechanism, we have improved designer efficiency. On the supply chain and delivery fronts, we significantly increased the proportion of centralized procurement. Furthermore, by focusing on enhancing the productivity of our top-tier project managers, we achieved notable efficiency gains across both our supply chain and project managers.

While elevating our own operating quality, we have also broadly implemented the “Home Renovation Funds Escrow” model, redefining the benchmarks for customer service in the home renovation industry and leading the transition toward standardized industry practices.

Home rental services

In 2025, our home rental services achieved scale expansion alongside enhanced profitability. As of the end of 2025, the number of home units under management exceeded 700,000, representing a 62% year-over-year increase. In 2025, net revenues for this segment reached RMB21.9 billion, up 52.8% year-over-year. Driven by the strategic transition of our Carefree Rent product toward lower-risk models and operational refinement, the contribution margin for home rental services increased by 3.6 percentage points year-over-year to 8.6%, achieving full-year profitability at the operating level.

We continued to drive the product model under our Carefree Rent business toward an asset-light transition, effectively mitigating risks associated with market volatility. In terms of improving per-unit economics, our specialized division of labor has enhanced the productivity of property managers and optimized personnel costs. Concurrently, we have progressively integrated AI technology across the entire workflows of Carefree Rent – from property acquisition and leasing to inventory management and operational decision-making – providing a robust foundation for scalable expansion and sustainable profitability of the business.

In tandem, we continued to refine our rental safety governance systems by strengthening inspections and management of key risk scenarios. These efforts helped support stable operations amidst business expansion.

Beihaojia

In 2025, Beihaojia advanced the development of the C2M (Customer to Manufacturer) capabilities. By providing developers with data-driven decision support – including unit mix optimization and price forecasting – across stages such as land acquisition assessment, product positioning, pricing, and marketing in new home developments, we implemented our capabilities across multiple collaborative projects.

Business Outlook

In 2026, we will continue to focus on customer value by evolving our housing transaction services from “transaction-driven” into “decision-support” services. For our home renovation and furnishing and home rental businesses, we strive to further enhance profitability and operating models. By deepening the synergy between AI and service providers, and leveraging technology to improve platform resource allocation, we will continue to strengthen our professional service capabilities, as well as overall organizational and operational efficiency. Meanwhile, we will maintain prudent capital allocation and strict operating discipline to consistently improve the quality of our operations and cash flow, driving steady and sustainable growth for our business.

Through service model restructuring, resource allocation optimization, and deep organizational synergy, we are building systematic service capabilities centered around the residential life cycle of our customers. By enhancing the efficiency of resource conversion, we aim to continuously optimize the residential service experience, responding to the evolution of consumer demands with professional value.

AI technology will become a key variable in reshaping our core competitiveness, evolving from a standalone productivity tool into a profound “human-machine collaborative” capability. Through technological means, we aim to achieve the standardized packaging and scalable delivery of professional service capabilities. This approach will amplify the value of high-performing service providers while effectively broadening the platform’s capability boundaries, driving operating efficiency growth through technological dividends.

We firmly believe that the professional service capabilities and quality foundations established in 2025 provide the endogenous momentum for future sustainable growth. By continuously optimizing our capital allocation structure and elevating our operating governance, we remain committed to creating and enhancing long-term value for our shareholders.

SHAREHOLDER RETURNS

We continued to increase shareholder returns and optimize capital allocation to enhance capital operation efficiency. In 2025, we have in aggregate repurchased shares with a total consideration of approximately US$921.1 million under our Share Repurchase Program (as defined below). The total number of American depositary shares (the “ADSs”) repurchased in 2025 represented approximately 4.1% of our total issued shares as of the end of 2024. Since the launch of the Share Repurchase Program in September 2022 through the end of 2025, we have cumulatively repurchased ADSs with a total consideration of approximately US$2,546.5 million, representing approximately 12.6% of our total issued shares prior to the launch of the program. These repurchased Class A ordinary shares, represented by ADSs, have been fully cancelled.

Furthermore, we are pleased to declare a final dividend, with an expected total payout of approximately US$0.3 billion.

Altogether, our total shareholder return for 2025 reached approximately US$1.2 billion, representing a year-over-year increase of over 9%. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholder return initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our ESG rating by Morgan Stanley Capital International was upgraded from “A” to “AA” in October 2025, marking our third consecutive rating upgrade since 2023. This achievement underscores Beike’s unwavering commitment to advancing ESG practices within the industry.

In 2025, Beike actively advanced the digitalization of carbon management by establishing an integrated carbon management platform. This system consolidates core operational data, including electricity and water consumption, business travel mileage, and hotel stays, while progressively integrating supplier carbon footprint data to build a comprehensive information management system for carbon emissions. Simultaneously, the Company has established robust processes for identifying, assessing, prioritizing, and monitoring climate-related risks and opportunities, fully integrating these into our overall risk management framework. Regarding greenhouse gas emission control, Beike has set clear reduction targets: achieving carbon neutrality in our own operations (Scope 1 and 2) no later than 2030, and reducing Scope 3 value chain carbon emission intensity by 30% by 2030 compared to the 2024 baseline.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net revenues

Net revenues were RMB94.6 billion in 2025, compared to RMB93.5 billion in 2024, primarily attributable to the increase of net revenues from home rental services and home renovation and furnishing, which was partially offset by the decrease of net revenues from new home and existing home transaction services.

•	Net revenues from existing home transaction services decreased by 11.3% to RMB25.0 billion in 2025 from RMB28.2 billion in 2024. GTV of existing home transactions decreased by 4.2% to RMB2,151.5 billion in 2025 from RMB2,246.5 billion in 2024. The steeper decline in net revenues relative to GTV in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue decreased by 13.5% to RMB20.0 billion in 2025, from RMB23.1 billion in 2024, primarily due to the decreased GTV of existing home transactions served by Lianjia stores of 12.7% to RMB802.1 billion in 2025 from RMB918.5 billion in 2024; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB5.0 billion in 2025, relatively stable compared with RMB5.1 billion in 2024, while GTV of existing home transactions served by connected agents on the Company’s platform increased by 1.6% to RMB1,349.4 billion in 2025 from RMB1,328.0 billion in 2024.

•	Net revenues from new home transaction services decreased by 9.1% to RMB30.6 billion in 2025 from RMB33.7 billion in 2024, primarily due to the decrease of GTV of new home transactions of 8.2% to RMB890.9 billion in 2025 from RMB970.0 billion in 2024. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 7.0% to RMB729.2 billion in 2025 from RMB784.4 billion in 2024, and the GTV of new home transactions served by Lianjia brand decreased by 12.9% to RMB161.6 billion in 2025 from RMB185.6 billion in 2024.

•	Net revenues from home renovation and furnishing increased by 4.4% to RMB15.4 billion in 2025 from RMB14.8 billion in 2024.

•	Net revenues from home rental services increased by 52.8% to RMB21.9 billion in 2025 from RMB14.3 billion in 2024, primarily attributable to the increase in the number of rental units under the Carefree Rent model, partially offset by a shift in revenue recognition mix resulting from an increasing proportion of the new product offering within the Carefree Rent . Under the new model, the homeowners retain control over and beneficial interest in the properties, while the Company provides leasing agency services and lease term management services to both homeowners and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period.

•	Net revenues from emerging and other services were RMB1.6 billion in 2025, compared to RMB2.5 billion in 2024.

Cost of revenues

Total cost of revenues increased by 5.5% to RMB74.4 billion in 2025 from RMB70.5 billion in 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 8.3% to RMB20.9 billion in 2025, from RMB22.8 billion in 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 6.6% to RMB17.7 billion in 2025 from RMB18.9 billion in 2024, primarily due to the decrease in commission of home transaction services for Lianjia agents, resulting from the decreased GTV of home transactions they served by.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 3.4% to RMB10.6 billion in 2025 from RMB10.2 billion in 2024, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services which mainly consists of variable costs, increased by 47.0% to RMB20.0 billion in 2025 from RMB13.6 billion in 2024, primarily attributable to the growth of net revenues from home rental services, partially offset by an improved contribution margin resulting from an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operating efficiency.

•	Cost related to stores. The Company’s cost related to stores was RMB2.9 billion in 2025, relatively flat compared with RMB2.9 billion in 2024.

•	Other costs. The Company’s other costs were RMB2.4 billion in 2025, compared with RMB2.1 billion in 2024, primarily attributable to the increase in the direct technical infrastructure costs such as cloud storage costs.

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2025	2024
	RMB	RMB

	(in thousands, except for percentages)
Contribution (existing home transaction services)	9,834,918	12,184,924
Contribution margin (existing home transaction services)	39.3%	43.2%
Contribution (new home transaction services)	7,646,748	8,348,922
Contribution margin (new home transaction services)	25.0%	24.8%
Contribution (home renovation and furnishing)	4,844,325	4,539,251
Contribution margin (home renovation and furnishing)	31.4%	30.7%
Contribution (home rental services)	1,879,366	714,973
Contribution margin (home rental services)	8.6%	5.0%
Contribution (emerging and other services)	1,242,489	2,149,483
Contribution margin (emerging and other services)	75.9%	86.0%

We define contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs including direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs including material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs including property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB

	(in thousands)
Existing home transaction services
Net revenues	25,020,035	28,201,003
Less: Commission and compensation	(15,185,117)	(16,016,079)
Contribution	9,834,918	12,184,924
New home transaction services
Net revenues	30,597,319	33,653,403
Less: Commission and compensation	(22,950,571)	(25,304,481)
Contribution	7,646,748	8,348,922
Home renovation and furnishing
Net revenues	15,426,141	14,768,947
Less: Material costs, commission and compensation	(10,581,816)	(10,229,696)
Contribution	4,844,325	4,539,251
Home rental services
Net revenues	21,900,320	14,334,479
Less: Property leasing costs, commission and compensation	(20,020,954)	(13,619,506)
Contribution	1,879,366	714,973
Emerging and other services
Net revenues	1,636,390	2,499,666
Less: Commission and compensation	(393,901)	(350,183)
Contribution	1,242,489	2,149,483

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services decreased from 43.2% in 2024 to 39.3% in 2025, primarily attributable to a higher fixed compensation costs for Lianjia agents as percentage of net revenues from existing home transaction services, mainly driven by the increase in weighted average number of Lianjia agents and improved benefits for them.

The contribution margin for new home transaction services was 25.0% in 2025, relatively stable compared with 24.8% in 2024.

The contribution margin for home renovation and furnishing increased to 31.4% in 2025 from 30.7% in 2024, primarily attributable to enhanced supply chain capabilities.

The contribution margin for home rental business increased to 8.6% in 2025 from 5.0% in 2024, primarily attributable to an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operational efficiency.

The contribution margin for our emerging and other services was 75.9% in 2025, compared with 86.0% in 2024.

Gross Profit

Gross profit decreased by 11.9% to RMB20.2 billion in 2025 from RMB22.9 billion in 2024. Gross margin decreased to 21.4% in 2025 from 24.6% in 2024, primarily due to a) reduced contribution of net revenues from existing home and new home transaction services, which historically carried higher contribution margins than the overall gross margin and b) a drop in contribution margin of existing home transaction services, which was primarily due to the increase in fixed compensation costs for Lianjia agents. The decline in gross margin was partially offset by the increased contribution margin of home rental services.

Income from Operations

Total operating expenses decreased by 5.6% to RMB18.1 billion in 2025 from RMB19.2 billion in 2024.

•	General and administrative expenses decreased by 9.9% to RMB8.1 billion in 2025, from RMB9.0 billion in 2024, primarily due to the decrease in share-based compensation expenses and provision for credit losses.

•	Sales and marketing expenses decreased by 5.8% to RMB7.3 billion in 2025 from RMB7.8 billion in 2024, primarily due to the Company’s cost optimization initiatives, including lower personnel costs as well as reduced advertising and promotion expenses.

•	Research and development expenses increased by 13.0% to RMB2.6 billion in 2025 from RMB2.3 billion in 2024, primarily due to the increased personnel costs.

•	Impairment of goodwill, intangible assets and other long-lived assets was RMB116 million in 2025, compared to RMB152 million in 2024, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations.

Income from operations was RMB2,111 million in 2025, compared to RMB3,765 million in 2024. Operating margin was 2.2% in 2025, compared to 4.0% in 2024, primarily due to a lower gross margin partially offset by the improved operating leverage in 2025, compared to 2024.

Income tax expense

We recorded an income tax expense of RMB1,686 million in 2025, compared to RMB2,792 million in 2024.

Net income

Net income was RMB2,991 million in 2025, compared to RMB4,078 million in 2024.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount of cash, cash equivalents, restricted cash and short-term investments decreased from RMB61.6 billion as of December 31, 2024 to RMB55.5 billion as of December 31, 2025, mainly used in financing activities in 2025, partially offset by the cash provided by investing activities.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable and contract assets, net of allowance for credit losses decreased from RMB5.5 billion as of December 31, 2024 to RMB3.9 billion as of December 31, 2025, primarily due to the decline of net revenues from new home transaction services.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as “Commission in Advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB33.4 billion in 2024 and RMB34.6 billion in 2025, compared to the net revenue from new home transaction services of RMB33.7 billion in 2024 and RMB30.6 billion in 2025. And we maintained our accounts receivable turnover days for new home transaction services at a relatively low level at 56 days in 2025, compared with 52 days in 2024. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 7 days in 2024 and 7 days in 2025. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB858 million and RMB723 million as of December 31, 2024 and 2025, respectively. The decrease in 2025 was primarily due to the amortization of the intangible assets.

Long-term investments, net

Our long-term investments amounted to RMB23.8 billion and RMB20.1 billion as of December 31, 2024 and 2025, respectively. The decrease from December 31, 2024 to December 31, 2025 was mainly due to a decrease in long-term time deposits and available-for-sale debt investments.

Goodwill

Our goodwill was RMB4,777 million and RMB4,660 million as of December 31, 2024 and 2025, respectively. The decrease in 2025 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Current:
Prepaid rental and other deposits	1,154,495	1,552,279
Advances to suppliers	448,522	692,542
VAT-input deductible	745,485	637,686
Capitalized costs of obtaining contracts and prepaid initial direct costs	511,450	551,461
Deposits paid to real estate developers	178,249	196,241
Funds advanced to potential investees	–	153,577
Deposit paid for acquisition of land used for properties development	–	122,430
Prepaid income tax	146,646	64,163
Staff advances	48,126	59,762
Receivable related to employees’ exercise of share-based awards	35,137	44,521
Interests receivable	7,340	15,263
Receivables from escrow account	23,030	9,992
Others	427,648	542,907
Total	3,726,128	4,642,824

Non-current:
Deferred tax asset	1,257,595	1,005,127
VAT-input deductible	357,511	194,818
Others	147,996	22,332
Total	1,763,102	1,222,277

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide marketing services and will only agree to make earnest deposits for those we are confident in meeting our sales commitment.

Accounts payable

The accounts payable decreased from RMB9,493 million as of December 31, 2024 to RMB6,052 million as of December 31, 2025, which was in line with the revenues from new home transaction services.

Short-term borrowings

As of December 31, 2024 and 2025, our short-term borrowings were RMB288 million and RMB208 million, respectively. The total balance of short-term loans as of December 31, 2025 mainly includes one bank loan in May 2025 with interest at one-year LPR (Loan Prime Rate) minus 89 basis points, as well as two bank loans in January and May 2025 with fixed loan interest rates of 2.48% and 2.38%, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(376,170)	9,447,137
Net cash provided by (used in) investing activities	5,894,327	(9,378,025)
Net cash used in financing activities	(9,793,199)	(5,794,635)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(82,585)	169,476

Net decrease in cash, cash equivalents and restricted cash	(4,357,627)	(5,556,047)
Cash, cash equivalents and restricted cash at the beginning of the year	20,301,414	25,857,461

Cash, cash equivalents and restricted cash at the end of the year	15,943,787	20,301,414

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2024 and 2025, our cash, cash equivalents, restricted cash and short-term investments were RMB61.6 billion and RMB55.5 billion, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our cash balance and expected net cash inflows will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Substantially all of our revenues have been, and we expect they are likely to continue to be, denominated in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADSs offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating activities

Net cash used in operating activities in 2025 was RMB376 million. The difference between net cash used in operating activities and net income of RMB2,991 million in 2025 was the result of adding back RMB3,114 million for adjustments of non-cash items, adding back RMB9 million for dividend received from equity method investments and RMB210 million of investment and interest income received from wealth management products and time deposits, as well as removing RMB6,700 million used in working capital.

The adjustment of non-cash items primarily consisted of RMB1,905 million in share-based compensation expenses, RMB934 million in depreciation expenses, and RMB138 million in amortization of intangible assets.

The additional cash used in working capital was the result of: (i) a RMB3,344 million decrease in accounts payable, (ii) a RMB1,910 million decrease in employee compensation and welfare payable, (iii) a RMB1,006 million decrease in prepayments, receivables and other assets, (iv) a RMB4,729 million decrease in lease liabilities, and (v) a RMB1,251 million decrease in inventories, partially offset by a RMB4,213 million increase in right-of-use assets and a RMB1,483 million increase in accounts receivable and contract assets.

Net cash generated from operating activities in 2024 was RMB9.4 billion. The difference between net cash generated from operating activities and net income of RMB4,078 million in 2024 was the result of adding back RMB3,681 million for adjustments of non-cash items, adding back RMB16 million for dividend received from equity method investments and removing RMB253 million of investment and interest income, which are by nature investing activities, and adding RMB1,925 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,726 million in share-based compensation expenses, RMB744 million in depreciation expenses, RMB269 million in amortization of intangible assets, and RMB313 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB2,457 million increase in accounts payable, a RMB4,674 million increase in lease liabilities, a RMB1,387 million increase in contract liabilities, and a RMB1,093 million increase in accrued expenses and other current liabilities, partially offset by a RMB5,599 million increase in right-of-use assets, a RMB2,410 million increase in accounts receivable and contract assets, and a RMB270 million increase in prepayments, receivables and other assets.

Investing activities

Net cash provided by investing activities in 2025 was RMB5.9 billion, consisting primarily of (i) RMB20.9 billion of maturities of time deposits and held-to-maturity debt investments, offset by RMB8.9 billion used to purchase time deposits and held-to-maturity debt investments, (ii) RMB83.0 billion of financing receivables principal collected, partially offset by RMB81.6 billion of financing receivables originated, (iii) RMB27.3 billion maturities of other short-term investments, offset by RMB27.1 billion used to purchase other short-term investments, (iv) RMB1.3 billion of repayments of loans from related parties and others, and (v) partially offset by RMB6.5 billion used to purchases other long-term investments.

Net cash used in investing activities in 2024 was RMB9.4 billion, consisting primarily of (i) RMB33.3 billion used to purchase other short-term investments, offset by RMB42.6 billion maturities of other short-term investments, (ii) RMB58.1 billion of financing receivables originated, offset by RMB56.6 billion of financing receivables principal collected, (iii) RMB3.9 billion of purchases of other long-term investments, and (iv) RMB24.0 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB12.1 billion of maturities of time deposits and held-to-maturity debt investments.

Financing activities

Net cash used in financing activities in 2025 was RMB9.8 billion, consisting primarily of (i) RMB6,581 million of repurchase of ordinary shares, (ii) RMB2,884 million of dividend payment, and (iii) RMB1,676 million outflow of change in customer deposits payable and other amounts collected and payable on behalf of others, net, partially offset by RMB839 million proceeds from related party loans, net, as well as a RMB413 million rental deposits received on behalf of others, net.

Net cash used in financing activities in 2024 was RMB5,795 million, consisting primarily of (i) RMB5,101 million of repurchase of ordinary shares, and (ii) RMB2,831 million of dividend payment, partially offset by a RMB2,140 million increase in customer deposits payable and payable related to escrow accounts services.

Capital Expenditures

Our capital expenditures were RMB1,037 million in 2024 and RMB608 million in 2025. In 2024 and 2025, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i)	as of December 31, 2025, we have payment obligations totaling RMB402.4 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii)	other obligations and commitments.

The following table sets forth other contractual obligations as of December 31, 2025:

	Total	2026	2027	2028	2029	2030	Thereafter
	(RMB in thousands)
Short-term and long-term borrowings	390,634	207,717	182,917	–	–	–	–
Lease liability obligations	18,351,672	11,054,303	4,171,509	1,608,921	749,959	318,772	448,208
Operating lease commitments	771,354	220,962	229,618	182,053	90,934	38,981	8,806
Investment commitments	240,000	240,000	–	–	–	–	–
Capital commitments	232,009	82,398	82,398	67,213	–	–	–
Purchase of services	1,307	1,307	–	–	–	–	–

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Significant Investment and Material Acquisition and Disposal

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the Reporting Period.

Pledge of Assets

As of December 31, 2025, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,077 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2025.

Gearing Ratio

As of December 31, 2025, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 43.0% (as of December 31, 2024: 46.3%).

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollars was approximately 4.2% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. We held interest-bearing time deposits and wealth management products, which included in short-term and long-term investments. As of December 31, 2025, our bank loans were primarily denominated in RMB, among which approximately RMB86.0 million were at fixed interest rates, and approximately RMB304.6 million were at floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Employees and Remuneration

As of December 31, 2025, we had a total of 119,245 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2025:

Number of employees
Function
Agents and supporting staff	95,918
Platform operations	6,217
Research and development	2,025
Business development, sales and marketing	5,439
Administration and management	9,646
Total	119,245

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025 (the “Existing Share Repurchase Program”). On August 26, 2025, the board of directors of the Company (the “Board”) approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028 (the “Extended Share Repurchase Program,” and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 27, 2025, the shareholders have approved to grant the Board a general unconditional mandate to purchase the Company’s own Shares (the “2025 Share Repurchase Mandate”) which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will further seek for general unconditional mandate for repurchase from the shareholders at each of the next three AGMs to be held in the forthcoming years to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 50,122,631 ADSs (representing 150,367,893 Class A ordinary shares) on the New York Stock Exchange (the “NYSE”) at an aggregate consideration of US$921,095,548.40. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and
	Method of	Price Paid per Share
Month of Repurchase	Repurchased Shares	Highest Price Paid	Lowest Price Paid	Aggregate Consideration
		(US$)	(US$)	(US$)
January 2025	13,232,073	6.14	5.35	74,998,992.12
	on the NYSE
March 2025	9,269,895	7.33	6.65	64,425,320.99
	on the NYSE
April 2025	10,323,393	7.33	5.68	66,209,561.78
	on the NYSE
May 2025	13,399,839	7.08	6.01	85,494,348.35
	on the NYSE
June 2025	16,556,118	6.49	5.88	102,530,187.85
	on the NYSE
July 2025	13,527,900	6.74	5.82	83,899,509.91
	on the NYSE
August 2025	14,644,326	6.56	5.76	88,112,207.67
	on the NYSE
September 2025	16,982,481	6.99	5.95	109,485,904.51
	on the NYSE
October 2025	20,823,618	6.42	5.60	126,052,685.48
	on the NYSE
November 2025	10,185,150	5.89	5.30	56,940,672.12
	on the NYSE
December 2025	11,423,100	5.88	5.25	62,946,157.62
	on the NYSE
Total	150,367,893 on the NYSE			921,095,548.40

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 150,367,893 Class A ordinary shares represented by ADSs repurchased during the Reporting Period have been cancelled, including the 21,608,250 Class A ordinary shares represented by ADSs repurchased in November and December 2025 and cancelled in January 2026. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 5,984,887 Class B ordinary shares have been converted into Class A ordinary shares on a one-to-one ratio, including (i) 4,173,896 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 1,810,991 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 5,984,887 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 144,383,006.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive directors. The directors of the Company (the “Directors”) are encouraged to participate actively in all Board and committee meetings of which they are members, and the chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Auditor’s Procedures Performed on this Results Announcement

The unaudited financial information disclosed in this announcement is preliminary. The audit of the Company’s consolidated financial statements for the year ended December 31, 2025 is still in progress up to date. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statement of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in this results announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year ended December 31, 2025. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this results announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited consolidated financial statements and this unaudited financial information.

Review of Financial Statements by the Audit Committee

The Company has established the audit committee of the Board (the “Audit Committee”) in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Declaration of a Final Cash Dividend and Record Date

The Board approved a final cash dividend (the “Dividend”) of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.3 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 21, 2026 for holders of ordinary shares, and on or around April 24, 2026 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If we decide to pay dividends, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Publication of Final Results and Annual Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2025 Annual Report containing all the information required by the Listing Rules will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business. The Group recognized fair value loss and impairment in relation to its investments in Beihaojia business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non – GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share – based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, March 16, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2025	2024
	Note	RMB	RMB
Net revenues:
Existing home transaction services		25,020,035	28,201,003
New home transaction services		30,597,319	33,653,403
Home renovation and furnishing		15,426,141	14,768,947
Home rental services		21,900,320	14,334,479
Emerging and other services		1,636,390	2,499,666

Total net revenues		94,580,205	93,457,498

Cost of revenues:
Commission-split		(20,873,405)	(22,766,957)
Commission and compensation-internal		(17,656,184)	(18,903,786)
Cost of home renovation and furnishing		(10,581,816)	(10,229,696)
Cost of home rental services		(20,020,954)	(13,619,506)
Cost related to stores		(2,851,831)	(2,854,988)
Others		(2,383,938)	(2,138,510)

Total cost of revenues		(74,368,128)	(70,513,443)

Gross profit		20,212,077	22,944,055

Operating expenses:
Sales and marketing expenses		(7,328,909)	(7,783,341)
General and administrative expenses		(8,075,414)	(8,960,747)
Research and development expenses		(2,580,564)	(2,283,424)
Impairment of goodwill, intangible assets and other long-lived assets		(116,332)	(151,576)

Total operating expenses		(18,101,219)	(19,179,088)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2025	2024
	Note	RMB	RMB
Income from operations		2,110,858	3,764,967

Interest income, net		807,505	1,260,163
Share of results of equity investees		16,420	10,192
Impairment loss and provision related to equity investments accounted for using equity method		(103,662)	–
Fair value changes in investments, net		462,668	312,791
Impairment loss for equity investments accounted for using measurement alternative		(2,731)	(9,408)
Foreign currency exchange loss		(59,746)	(34,674)
Other income, net		1,445,791	1,566,038

Income before income tax expense		4,677,103	6,870,069
Income tax expense	5	(1,686,089)	(2,791,889)

Net income		2,991,014	4,078,180
Net loss (income) attributable to non-controlling interests shareholders		2,961	(13,280)

Net income attributable to KE Holdings Inc.		2,993,975	4,064,900

Net income attributable to KE Holdings Inc.’s ordinary shareholders		2,993,975	4,064,900

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2025	2024
	Note	RMB	RMB
Net income		2,991,014	4,078,180

Other comprehensive income (loss)
Currency translation adjustments		(429,040)	217,142
Unrealized gain on available-for-sale investments, net of reclassification		109,957	147,668

Total other comprehensive income (loss)		(319,083)	364,810

Total comprehensive income		2,671,931	4,442,990

Comprehensive loss (income) attributable to non-controlling interests shareholders		2,961	(13,280)

Comprehensive income attributable to KE Holdings Inc.		2,674,892	4,429,710

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		2,674,892	4,429,710

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	7	3,326,149,994	3,409,772,592
– Diluted	7	3,472,076,149	3,537,408,029

Net income per share attributable to ordinary shareholders
– Basic	7	0.90	1.19
– Diluted	7	0.86	1.15

Share-based compensation expenses included in:
Cost of revenues		446,120	521,293
Sales and marketing expenses		181,877	197,320
General and administrative expenses		1,111,415	1,821,817
Research and development expenses		165,512	185,645

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31, 2025	As of December 31, 2024
	Note	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		7,773,182	11,442,965
Restricted cash		8,170,605	8,858,449
Short-term investments		39,579,961	41,317,700
Financing receivables, net of allowance for credit losses of RMB174,478 and RMB147,330 as of December 31, 2025 and 2024, respectively		1,353,682	2,835,527
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,612,202 and RMB1,636,163 as of December 31, 2025 and 2024, respectively	4	3,936,976	5,497,989
Amounts due from and prepayments to related parties		409,867	379,218
Loan receivables from related parties		315,755	18,797
Inventories		2,854,034	1,609,876
Prepayments, receivables and other assets		3,726,128	4,642,824

Total current assets		68,120,190	76,603,345

Non-current assets
Property, plant and equipment, net		2,069,624	2,400,211
Right-of-use assets		19,144,129	23,366,879
Long-term investments, net		20,148,524	23,790,106
Intangible assets, net		722,676	857,635
Goodwill		4,660,360	4,777,420
Long-term loan receivables from related parties		39,573	131,410
Other non-current assets		1,763,102	1,222,277

Total non-current assets		48,547,988	56,545,938

TOTAL ASSETS		116,668,178	133,149,283

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31, 2025	As of December 31, 2024
	Note	RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	6,052,129	9,492,629
Amounts due to related parties		348,467	391,446
Loan payable to related parties		497,939	–
Employee compensation and welfare payable		6,504,197	8,414,472
Customer deposits payable		4,157,248	6,078,623
Income taxes payable		702,607	1,028,735
Short-term borrowings		207,717	288,280
Lease liabilities current portion		10,658,576	13,729,701
Contract liabilities and deferred revenue		5,690,293	6,051,867
Accrued expenses and other current liabilities		7,588,077	7,268,505

Total current liabilities		42,407,250	52,744,258

Non-current liabilities
Deferred tax liabilities		317,209	317,697
Lease liabilities non-current portion		6,969,571	8,636,770
Long-term borrowings		182,917	–
Long-term loan payable to related parties		259,249	–
Other non-current liabilities		2,148	2,563

Total non-current liabilities		7,731,094	8,957,030

TOTAL LIABILITIES		50,138,344	61,701,288

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31, 2025	As of December 31, 2024
	Note	RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; and 139,447,770 and 145,413,446 Class B ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively)		450	461
Treasury shares		(848,433)	(949,410)
Additional paid-in capital		64,802,176	72,460,562
Statutory reserves		1,054,872	926,972
Accumulated other comprehensive income		290,029	609,112
Retained earnings/(Accumulated deficit)		1,142,194	(1,723,881)
Total KE Holdings Inc. shareholders’ equity		66,441,288	71,323,816
Non-controlling interests		88,546	124,179
TOTAL SHAREHOLDERS’ EQUITY		66,529,834	71,447,995
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		116,668,178	133,149,283

(1)	Excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
Cash flows from operating activities:
Net income	2,991,014	4,078,180
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	934,119	743,728
Amortization of intangible assets	138,260	268,684
Provision of allowance for expected credit losses	134,177	296,569
Impairment of goodwill, intangible assets and other long-lived assets	116,332	151,576
Impairment loss and provision related to equity investments accounted for using equity method	103,662	–
Impairment loss for equity investments accounted for using Measurement Alternative	2,731	9,408
Inventory impairment charge	7,326	–
Deferred tax expenses (benefits)	(252,956)	146,921
Share of results of equity investees	(16,420)	(10,192)
Dividend received from equity method investments	9,000	15,827
Fair value changes in investments	(146,389)	(312,791)
Investment and interest income	210,344	(252,967)
Foreign currency exchange loss (gain)	50,640	(339,280)
Loss on disposal of property, plant and equipment and intangible assets	137,482	30
Share-based compensation expenses	1,904,924	2,726,075
Changes in assets and liabilities:
Accounts receivable and contract assets	1,482,558	(2,409,998)
Amounts due from and prepayments to related parties	(36,358)	42,445
Inventories	(1,251,484)	(1,305,668)
Prepayments, receivables and other assets	(1,006,223)	1,035,912
Right-of-use assets	4,213,226	(5,598,510)
Other non-current assets	(288,357)	(12,357)
Accounts payable	(3,344,006)	2,457,443
Amounts due to related parties	(43,451)	(38,904)
Employee compensation and welfare payable	(1,910,275)	268,693
Contract liabilities and deferred revenue	(361,575)	1,386,666
Lease liabilities	(4,728,546)	4,674,433
Accrued expenses and other current liabilities	900,203	1,092,547
Income taxes payable	(326,128)	330,167
Other liabilities	–	2,500

Net cash provided by (used in) operating activities	(376,170)	9,447,137

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(8,853,194)	(24,012,427)
Maturities of time deposits and held-to-maturity debt investments	20,892,247	12,126,718
Purchases of available-for-sale debt investments	(441,384)	–
Sales and maturities of available-for-sale debt investments	548,592	–
Purchases of other long-term investments	(6,485,531)	(3,927,566)
Disposal of other long-term investments	18,467	132,689
Purchases of other short-term investments	(27,123,161)	(33,276,784)
Maturities of other short-term investments	27,281,924	42,609,517
Cash paid for business combinations, net of cash acquired	–	105,024
Proceeds from disposal of subsidiaries and long-lived assets	15,003	12,185
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(607,727)	(1,037,179)
Financing receivables originated	(81,570,189)	(58,107,189)
Collections of financing receivables principal	83,024,884	56,592,404
Loans to related parties and others	(2,101,805)	(941,600)
Repayments of loans from related parties and others	1,296,201	346,183
Net cash provided by (used in) investing activities	5,894,327	(9,378,025)

Cash flows from financing activities:
Repurchase of ordinary shares	(6,581,195)	(5,101,091)
Proceeds from issuance of ordinary shares upon exercise of share option	2	2
Proceeds from short-term borrowings	1,025,272	606,033
Repayments of short-term borrowings	(1,108,100)	(608,424)
Proceeds from long-term borrowings	200,433	–
Repayments of long-term borrowings	(17,516)	–
Proceeds from related party loans	982,600	–
Repayments of related party loans	(143,915)	–
Dividends paid to equity holders of the Company	(2,881,151)	(2,830,704)
Liquidation of subsidiaries	(6,901)	–
Dividends paid to non-controlling shareholders of subsidiaries	(2,625)	–
Rental deposit paid on behalf of others	(133,797)	–
Rental deposit received on behalf of others	547,141	–
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	(1,675,947)	2,139,549
Others	2,500	–
Net cash used in financing activities	(9,793,199)	(5,794,635)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(82,585)	169,476
Net decrease in cash and cash equivalents and restricted cash	(4,357,627)	(5,556,047)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	11,442,965	19,634,716
Restricted cash at the beginning of the year	8,858,449	6,222,745
Total	20,301,414	25,857,461

Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	7,773,182	11,442,965
Restricted cash at the end of the year	8,170,605	8,858,449
Total	15,943,787	20,301,414

Supplemental disclosures:
Cash paid for income taxes	(2,347,488)	(2,216,919)
Cash paid for interest	(6,947)	(12,466)

Non-cash investing activities
Changes in accounts payable related to property, plant and equipment	95,314	(168,608)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income (loss) from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The Group’s CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group’s CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

(b)	Segments data

The tables present summary information by segment as following:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
Existing home transaction services
Net revenues	25,020,035	28,201,003
Commission and compensation costs	(15,185,117)	(16,016,079)
Contribution	9,834,918	12,184,924

New home transaction services
Net revenues	30,597,319	33,653,403
Commission and compensation costs	(22,950,571)	(25,304,481)
Contribution	7,646,748	8,348,922

Home renovation and furnishing
Net revenues	15,426,141	14,768,947
Material costs, commission and compensation	(10,581,816)	(10,229,696)
Contribution	4,844,325	4,539,251

Home rental services
Net revenues	21,900,320	14,334,479
Property leasing costs, commission and compensation	(20,020,954)	(13,619,506)
Contribution	1,879,366	714,973

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
Emerging and other services
Net revenues	1,636,390	2,499,666
Commission and compensation costs	(393,901)	(350,183)
Contribution	1,242,489	2,149,483

Reconciliation of profit
Cost related to stores	(2,851,831)	(2,854,988)
Other costs	(2,383,938)	(2,138,510)

Amounts not allocated to segment:
Sales and marketing expenses	(7,328,909)	(7,783,341)
General and administrative expenses	(8,075,414)	(8,960,747)
Research and development expenses	(2,580,564)	(2,283,424)
Impairment of goodwill, intangible assets and other long-lived assets	(116,332)	(151,576)
Total operating expenses	(18,101,219)	(19,179,088)
Income from operations	2,110,858	3,764,967

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group’s consolidated net sales for the year ended December 31, 2025 and 2024.

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
New home transaction services	3,558,480	5,863,587
Existing home transaction services	463,634	546,658
Home renovation and furnishing	407,180	265,355
Home rental services	54,531	52,135
Emerging and other services	106,273	86,681
Accounts receivable	4,590,098	6,814,416
Allowance for credit losses	(1,498,651)	(1,517,099)
Accounts receivable, net	3,091,447	5,297,317

RMB3.6 billion of the Group’s gross accounts receivable was from new home transaction services with RMB1.2 billion allowance for credit losses was recorded as of December 31, 2025.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
– Up to 3 months	2,198,699	4,315,046
– 3 months to 1 year	727,822	649,209
– over 1 year	1,663,577	1,850,161

Accounts receivable	4,590,098	6,814,416
Less: allowance for credit losses	(1,498,651)	(1,517,099)
Accounts receivable, net	3,091,447	5,297,317

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Balance at the beginning of the year	(1,517,099)	(1,566,129)
Additions	(79,980)	(108,963)
Write-offs	98,428	157,993
Balance at the end of the year	(1,498,651)	(1,517,099)

Contract assets, net consists of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Contract assets – gross	959,080	319,736
Allowance for credit losses	(113,551)	(119,064)
Contract assets, net	845,529	200,672

The contract assets are mainly related to the Group’s home renovation business and home rental services under new model. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

The components of income (loss) before tax for the year ended December 31,2025 and 2024, are as follows:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Income (loss) before income tax expense
Income from China operations	5,905,159	9,143,316
Loss from non-China operations	(1,228,056)	(2,273,247)
Total income before income tax expense	4,677,103	6,870,069

The following table summarizes the Group’ income tax expenses and effective tax rates for the year ended December 31,2025 and 2024:

	For the Year Ended December 31,
	2025	2024
	RMB	RMB
	(in thousands, except for tax rate)
Income before income tax expense	4,677,103	6,870,069
Income tax expense	1,686,089	2,791,889
Effective tax rate	36.0%	40.6%

During the year ended December 31, 2025, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

The Organization for Economic Co-operation and Development (“OECD”) has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country and one region in which the Group does business have enacted implementing legislation effective from January 1, 2024 and January 1, 2025, respectively. Based on the Group’s analysis of such enacted legislation for jurisdictions in which the Group operates, the Group’s 2024 income tax provision was not material, and the impact on the Group’s 2025 income tax provision was RMB44.0 million.

6.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
Payable related to new home transaction business	3,469,628	5,954,209
Payable for home renovation materials and construction costs	1,506,095	1,713,179
Payable for real estate properties under development	93,164	538,406
Payable for advertising fees	234,026	396,364
Payable for internet service fees	312,209	333,835
Payable for leasehold improvements	167,492	262,805
Others	269,515	293,831
Total	6,052,129	9,492,629

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

An ageing analysis of the trade payable as at December 31, 2025 and 2024, based on the invoice date, is as follow:

	As of	As of
	December 31,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
– Up to 3 months	5,715,186	9,116,991
– 3 months to 1 year	94,568	210,375
– Over 1 year	242,375	165,263
Accounts payable	6,052,129	9,492,629

7.	NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2025	2024
	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	2,993,975	4,064,900
Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,993,975	4,064,900

	For the Year Ended December 31,
	2025	2024
	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,326,149,994	3,409,772,592
Adjustments for dilutive share options	4,954,186	11,026,547
Adjustments for dilutive restricted shares	113,084,875	104,034,579
Adjustments for dilutive restricted share units	27,887,094	12,574,311
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,472,076,149	3,537,408,029
Net income per share attributable to ordinary shareholders:
– Basic	0.90	1.19
– Diluted	0.86	1.15

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	DIVIDENDS

In March 2025, the Group’s Board of Directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out in April 2025, which funded by surplus cash on the Company’s balance sheet.

In March 2024, the Group’s Board of Directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out in April 2024, which funded by surplus cash on the Company’s balance sheet.

9.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income data

	For the Year Ended December 31, 2025
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	21,900,320	–	–	(12,585,342)	–	–	–	9,314,978
Cost
Cost of revenues	(74,368,128)	–	(11,399)	12,698,839	39,076	–	–	(61,641,612)
Sales and marketing expenses	(7,328,909)	–	–	56,464	10,381	–	–	(7,262,064)
General and administrative expenses	(8,075,414)	–	–	34,173	137,440	–	–	(7,903,801)
Research and development expenses	(2,580,564)	–	–	–	(11,706)	–	–	(2,592,270)
Interest income, net	807,505	–	–	(525,729)	–	–	–	281,776
Fair value changes in investments, net	462,668	–	–	–	–	–	(928)	461,740
Impairment loss for equity investments accounted for using measurement alternative	(2,731)	–	–	–	–	–	2,731	–
Other income, net	1,445,791	–	–	737,235	–	–	(5,106)	2,177,920

Income before income tax expense	4,677,103	–	(11,399)	415,640	175,191	–	(3,303)	5,253,232

Income tax expense	(1,686,089)	–	2,850	11,269	–	–	–	(1,671,970)

Net income	2,991,014	–	(8,549)	426,909	175,191	–	(3,303)	3,581,262

Net income attributable to KE Holdings Inc.	2,993,975	–	(8,549)	426,909	175,191	–	(3,303)	3,584,223

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,993,975	–	(8,549)	426,909	175,191	–	(3,303)	3,584,223

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
						Issuance
			Provision			costs in	Investments
		Preferred	for credit	Lease	Share-based	relation to	measured at
		Shares	losses	accounting	compensation	the IPO	fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	14,334,479	–	–	(5,763,803)	–	–	–	8,570,676
Cost
Cost of revenues	(70,513,443)	–	(2,250)	5,636,197	12,827	–	–	(64,866,669)
Sales and marketing expenses	(7,783,341)	–	–	47,489	(9,414)	–	–	(7,745,266)
General and administrative expenses	(8,960,747)	–	–	27,644	269,293	–	–	(8,663,810)
Research and development expenses	(2,283,424)	–	–	–	11,317	–	–	(2,272,107)
Interest income, net	1,260,163	–	–	(616,580)	–	–	–	643,583
Fair value changes in investments, net	312,791	–	–	–	–	–	(9,178)	303,613
Impairment loss for equity investments accounted for using measurement alternative	(9,408)	–	–	–	–	–	9,408	–
Other income, net	1,566,038	–	–	1,138,267	–	–	(16,156)	2,688,149

Income before income tax expense	6,870,069	–	(2,250)	469,214	284,023	–	(15,926)	7,605,130

Income tax expense	(2,791,889)	–	562	(29,694)	–	–	–	(2,821,021)

Net income	4,078,180	–	(1,688)	439,520	284,023	–	(15,926)	4,784,109

Net income attributable to KE Holdings Inc.	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829

Net income attributable to KE Holdings Inc.’s ordinary shareholders	4,064,900	–	(1,688)	439,520	284,023	–	(15,926)	4,770,829

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited condensed consolidated balance sheets data

		As of December 31, 2025
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
						Issuance
						costs in	Investments
		Preferred	Provision for	Lease	Share-based	relation to	measured at
		Shares	credit losses	accounting	compensation	the IPO	fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Lease receivables	–	–	–	5,621,636	–	–	–	5,621,636
Right-of-use assets	19,144,129	–	–	(5,814,682)	–	–	–	13,329,447
Long-term investments, net	20,148,524	–	–	–	–	–	1,874	20,150,398
Other non-current assets	1,763,102	–	(2,990)	21,680	–	–	–	1,781,792

Total assets	116,668,178	–	(2,990)	(171,366)	–	–	1,874	116,495,696

Accrued expenses and other current liabilities	7,588,077	–	(11,961)	(1,006,960)	–	–	–	6,569,156
Other Non-current liabilities	2,148	–	–	12,031	–	–	–	14,179

Total liabilities	50,138,344	–	(11,961)	(994,929)	–	–	–	49,131,454

Additional paid-in capital	64,802,176	29,811,702	–	–	894,017	45,338	–	95,553,233
Accumulated other comprehensive income	290,029	241,343	–	–	–	–	–	531,372
Retained Earnings/(Accumulated Deficit)	1,142,194	(30,053,045)	8,971	823,563	(894,017)	(45,338)	1,874	(29,015,798)

Total shareholders’ equity	66,529,834	–	8,971	823,563	–	–	1,874	67,364,242

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Lease receivables	–	–	–	7,802,319	–	–	–	7,802,319
Right-of-use assets	23,366,879	–	–	(7,565,950)	–	–	–	15,800,929
Long-term investments, net	23,790,106	–	–	–	–	–	5,177	23,795,283
Other non-current assets	1,222,277	–	(5,840)	23,250	–	–	–	1,239,687
Total assets	133,149,283	–	(5,840)	259,619	–	–	5,177	133,408,239

Accrued expenses and other current liabilities	7,268,505	–	(23,360)	(161,904)	–	–	–	7,083,241
Other Non-current liabilities	2,563	–	–	24,869	–	–	–	27,432

Total liabilities	61,701,288	–	(23,360)	(137,035)	–	–	–	61,540,893

Additional paid-in capital	72,460,562	29,811,702	–	–	1,069,208	45,338	–	103,386,810
Accumulated other comprehensive income	609,112	241,343	–	–	–	–	–	850,455
Accumulated deficit	(1,723,881)	(30,053,045)	17,520	396,654	(1,069,208)	(45,338)	5,177	(32,472,121)

Total shareholders’ equity	71,447,995	–	17,520	396,654	–	–	5,177	71,867,346

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the convertible redeemable preferred shares issued before its initial public offering and listing on the NYSE (the “Preferred Shares”) as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the date of conversion into ordinary shares. The conversion of Preferred Share is accounted for using the book value method, which prohibits recognition of any gain or loss in profit or loss. The entire carrying amount of the Preferred Shares is reclassified directly to permanent equity accounts: common stock and additional paid-in capital from conversion.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, with subsequent fair value changes recorded in profit or loss while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately. Upon conversion, financial liabilities are derecognized from the balance sheet, and equity is recognized based on the fair value. For changes in fair value attributable to the entity’s own credit risk that were previously recognized in other comprehensive income, the accumulated other comprehensive income (“OCI”) balance is reclassified directly to retained earnings, with no reclassification to profit or loss.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(ii)	Provision for credit losses

1)	Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)	Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

1)	Lessor accounting for intermediate party in the sublease transactions

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the lease asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)	Lessee accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2025	2024
	Note	RMB	RMB
Income from operations		2,110,858	3,764,967
Share-based compensation expenses		1,904,924	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		117,399	247,862
Impairment of goodwill, intangible assets and other long-lived assets		116,332	151,576

Adjusted income from operations		4,249,513	6,890,480

Net income		2,991,014	4,078,180
Share-based compensation expenses		1,904,924	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		117,399	247,862
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration(1)		(92,433)	24,371
Impairment of goodwill, intangible assets and other long-lived assets		116,332	151,576
Impairment of investments(1)		5,840	9,408
Tax effects on non-GAAP adjustments		(26,143)	(26,399)

Adjusted net income		5,016,933	7,211,073

Net income		2,991,014	4,078,180
Income tax expense		1,686,089	2,791,889
Share-based compensation expenses		1,904,924	2,726,075
Amortization of intangible assets		138,260	268,684
Depreciation of property, plant and equipment		934,119	743,728
Interest income, net		(807,505)	(1,260,163)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration(1)		(92,433)	24,371
Impairment of goodwill, intangible assets and other long-lived assets		116,332	151,576
Impairment of investments(1)		5,840	9,408

Adjusted EBITDA		6,876,640	9,533,748

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2025	2024
	Note	RMB	RMB
Net income attributable to KE Holdings Inc.’s ordinary shareholders		2,993,975	4,064,900
Share-based compensation expenses		1,904,924	2,726,075
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		117,399	247,862
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration(1)		(92,433)	24,371
Impairment of goodwill, intangible assets and other long-lived assets		116,332	151,576
Impairment of investments(1)		5,840	9,408
Tax effects on non-GAAP adjustments		(26,143)	(26,399)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(28)	(28)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders		5,019,866	7,197,765

(1)	Impairment and fair value change of certain investments related to the Beihaojia business has not been exclude when calculating Non-GAAP measures.